787 Seventh Avenue

New York, NY 10019-6099

Tel: 212 728 8000

Fax: 212 728 8111

December 17, 2015

VIA EDGAR

Mr. Min S. Oh

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Bernstein Fund, Inc. (the “Registrant”)

Pre-Effective Amendment No. 2 to the Initial Registration Statement filed on Form N-1A

International Strategic Equities Portfolio

International Small Cap Portfolio

Small Cap Core Portfolio

Securities Act File No. 333-207065;

Investment Company Act File No. 811-23100

Dear Mr. Oh:

On behalf of the Registrant, this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on December 17, 2015 regarding Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 2 to the Registrant’s Registration Statement under the Investment Company Act of 1940.

Pursuant to our discussions today, the Registrant confirms it will revise its disclosure to reflect the comments given by the Staff in a filing pursuant to Rule 497 under the Securities Act. Reference is also made to the Registrant’s Tandy representations below.

*  *  *  *  *  *  *  *  *  *

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff, it acknowledges that:

(a)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Should you have any questions concerning the above, please call the undersigned at (212) 728-8992.

Very truly yours,

/s/ Jessica A. Herlihy
Jessica A. Herlihy

cc:	Nancy E. Hay, AllianceBernstein L.P.

P. Jay Spinola, Willkie Farr & Gallagher LLP